Exhibit 1.02

NEW YORK & COMPANY, INC.

Conflict Minerals Report for Year Ended December 31, 2013

Introduction

This Conflict Minerals Report for New York & Company, Inc. and its consolidated subsidiaries (“Company,” “we,” or “our”) for the period January 1 through December 31, 2013 is filed as an exhibit to our Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended.

The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products or products manufactured for them contain conflict minerals that are necessary to the functionality or production of their products (“Necessary Conflict Minerals”). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.

This report is not audited, nor is an independent private sector audit required for this report under the Rule and SEC guidance.

New York & Company, Inc. is a specialty retailer of women’s fashion apparel and accessories sold in retail stores and through an eCommerce store.  The Company purchases its apparel and accessories products both from importers and directly from manufacturers.

Reasonable Country of Origin Inquiry

We determined, after a review of our products, that small quantities of certain conflict minerals, namely gold and tin, are contained in certain of our products.  Therefore, we conducted a reasonable country of origin inquiry (“RCOI”) which was reasonably designed to determine whether any of the necessary conflict minerals contained in our products originated or may have originated in a Covered Country or come from recycled or scrap sources.  A “Covered Country” is the Democratic Republic of the Congo or an adjoining country.

To conduct the RCOI, we engaged with all of our direct suppliers and made inquiries to those suppliers and asked them to make inquiries with their direct suppliers about the source of the Necessary Conflict Minerals in our products.  We requested our direct suppliers to provide information on a questionnaire that we created for this purpose.  As part of this process, we provided information and offered assistance to suppliers about the specifics of the Rule and the information we requested on our questionnaire.

Through our questionnaire, we requested information about whether our Necessary Conflict Minerals are sourced from Covered Countries, and inquired as to whether they were sourced from recycled or scrap sources.  As a result of our RCOI, we were unable to verify that none of the Necessary Conflict Minerals in products we manufactured or contracted to have manufactured for us originated from a Covered Country and are not from recycled or scrap sources. Therefore, we elected to conduct due diligence on the source and chain of custody of those Necessary Conflict Minerals in those products.

Our supply chain is complex, and there are indirect suppliers in the supply chain between us and the mines or locations of origin of our Necessary Conflict Minerals.  We do not purchase any conflict minerals directly from miners, smelters or refiners.  Therefore, we must rely on our direct and indirect suppliers to provide information about the origin of the conflict minerals in our products.

Due Diligence

We conducted due diligence on the source and chain of custody of the Necessary Conflict Minerals in our products which, based on our RCOI, we  believed may have originated in a Covered Country.

Design of Due Diligence

Our due diligence measures were designed to comply, in all material respects, with the due diligence framework set forth in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for tin, tantalum, and tungsten and for gold.

Due Diligence Measures Performed

The due diligence measures we performed consisted of the following:

(i)                                     Strong company management systems

a.              We adopted a Company conflict minerals policy. Our conflict minerals policy has been communicated through direct communications with our suppliers.

b.              We established a Conflict Minerals Committee to develop and implement our conflict minerals compliance program.  The Conflict Minerals Committee was comprised of individuals from manufacturing and compliance.  Representatives from finance internal audit and external reporting participated in the work group’s effort as needed.

c.               We requested that our suppliers cooperate with our efforts to identify the source and chain of custody of the necessary conflict minerals by responding to our questionnaire.

d.              As we enter into new supplier agreements or renew them, to the extent possible, we are adding conflict minerals provisions that require our suppliers to provide information about conflict minerals in the products they provide to us.

e.               We sent all of our direct suppliers electronic letters with information about conflict minerals compliance, and our expectation that they timely respond to our request for information for the reporting year. Follow up letters were sent electronically to non-responders.

f.                Status reports were periodically provided to senior management.

(ii)                                  Identify and assess risks in the supply chain

a.              We sent all of our direct suppliers electronic letters requesting information about the sources of the Necessary Conflict Minerals in products they sell to us and communicated to them that we expected timely responses to our request for information.

b.              Members of the Conflict Minerals Committee identified response deficiencies, and where appropriate, solicited input from and coordinated with legal and research and development representatives for advice and additional information.

c.               Our Conflict Minerals Committee was responsible for follow-up and supplemental information requests.  In some cases, we made multiple follow-up requests to the same supplier.

d.              We received responses from 100% of the suppliers we surveyed.  We reviewed and analyzed the responses from suppliers.  We reviewed the suppliers’ responses against criteria our team developed and determined which responses required further engagement with suppliers to address responses that were inconsistent or incomplete.

e.               It is difficult to identify actors upstream from our direct suppliers because our supply chain is complex due to the global scope of our sourcing and the constantly changing nature of our sourcing relationships.

f.                Because we made inquiries of our direct suppliers and asked them to make inquiries of their suppliers, we did not obtain names of smelters or refiners used to process our Necessary Conflict Minerals.

g.               None of our suppliers reported that they sourced conflict minerals from Covered Countries.  However, a number of our suppliers indicated that they were not sure whether they source conflict minerals from the Covered Countries.

(iii)                               Design and implement a strategy to respond to identified risks

a.              We followed up with suppliers who did not respond to the survey to urge them to submit the completed survey.

b.              We verified the collected responses and inquired about any discrepancies in the answers provided.

c.               We engaged and educated suppliers about our expectations regarding conflict minerals through our letter inquiry and verbal discussion where required.

d.              Our Compliance Manager provided periodic reports on the status of our due diligence efforts. The Conflict Minerals Committee confirmed the status of the due diligence and considered actions to address suppliers that were not responsive or provided incomplete responses.

e.               Our Compliance Manager participates in the Fashion Jewelry & Accessories Trade Association initiatives relating to the sourcing of conflict minerals.

(iv)                              Independent third-party audit of smelter’s/refiner’s due diligence practices

We do not have direct relationships with smelters or refiners of conflict minerals.  Therefore, we do not carry out audits of these facilities.  However, we encourage the audits that are conducted by third-parties as part of the Conflict Free Smelter Initiative, and encourage our suppliers to obtain more information about their sources of conflict minerals and encourage responsible sourcing.

(v)                                 Report annually on supply chain due diligence

We have posted this report on our website at www.nyandcompany.com under “Corporate Governance,” and it is filed with the SEC.

Results of Review

1.              Smelters or refiners

As a result of our due diligence, we collected information from suppliers about whether the Necessary Conflict Minerals in our products were sourced from the Covered Countries, but not about the smelters and refiners that process our Necessary Conflict Minerals. Because we do not have detailed responses from our suppliers, we do not know the smelters and refiners that process the Necessary Conflict Minerals in our products.

2.              Countries of origin of our necessary conflict minerals

None of our suppliers reported that they sourced conflict minerals from the Covered Countries.  However, a number of our suppliers indicated that they were not sure whether they sourced conflict minerals from the Covered Countries.  Therefore, despite our due diligence efforts and engagement with our suppliers, we do not have sufficient information to determine the countries of origin of the Necessary Conflict Minerals in our products.

3.              Efforts to determine the conflict minerals’ mine or location of origin

We have determined that the most reasonable effort we can make to determine the mines or locations of origin on our necessary conflict minerals is to seek information from our direct suppliers about the country of origin of our Necessary Conflict Minerals, and to urge them to seek the same information from their suppliers. Because we do not source directly from the mines, smelters or refiners, we must rely on our direct and indirect suppliers to provide that information about the Necessary Conflict Minerals in our products.

Steps To Be Taken To Mitigate Risk

The Company intends undertake follow-up efforts with suppliers earlier in the process to obtain more current and complete information about the Necessary Conflict Minerals in our products.  We also intend to ask our supplier to provide us with specific country of origin information and names of smelters and refiners that process our Necessary Conflict Minerals and to continue to encourage our suppliers to obtain detailed information from their suppliers. The Company also intends to introduce background and educational information for new suppliers.  The Company also plans to include, where reasonably practicable, flow-down or other disclosure clauses regarding Conflict Minerals in new supplier agreements.